Exhibit 21.1

iROBOT CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	Jurisdiction of Incorporation/Formation

iRobot Securities Corporation	Massachusetts
iRobot US Holdings Inc.	Delaware
iRobot Holdings LLC.	Delaware
iRobot (India) Private Limited	India
Guangzhou iRobot Technology Consulting Company Limited	China
Shanghai iRobot Robot Trading Co., Ltd.	China
iRobot (HK) Limited	Hong Kong
iRobot Japan G.K.	Japan
iRobot UK Ltd.	United Kingdom
iRobot France SAS	France
iRobot Belgium SPRL	Belgium
iRobot Portugal, Unipessoal Lda	Portugal
iRobot Austria GmbH	Austria
iRobot Germany GmbH	Germany
iRobot Netherlands B.V.	Netherlands
iRobot Iberia SL	Spain